Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D/A
				         Amendment No. 6
                   Under the Securities Exchange Act of 1934


                            Progressive Return Fund, Inc.
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                                (Name of Issuer)


                                 Common Stock
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                         (Title of Class of Securities)


                                   743376105
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                                 (CUSIP Number)


		Ronald G. Olin
		One West Pack Square, Suite 777
		Asheville, NC 28801
		(828) 255-4835

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 November 11, 2003
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                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]







CUSIP No.:  743376105                 13D                    Page 2
-----------------------                                     ---------

==========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Ronald G. Olin
===========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
===========================================================================
3         SEC USE ONLY

===========================================================================
4         SOURCE OF FUNDS                                                OO
===========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
===========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777, Asheville, NC 28801
===========================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                               480,016.9654
============================================================================
BENEFICIALLY |    | SHARED VOTING POWER                  0
    OWNED    |  8 |
============================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER               0
 REPORTING   |  9 |
============================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER     480,016.9654
    WITH     | 10 |
============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                           480,016.9654
============================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
============================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                        41.4%
============================================================================
14        TYPE OF REPORTING PERSON                                   IN
============================================================================









CUSIP No.:  743376105                 13D                    Page 3
-----------------------                                    --------------


ITEM 1.           SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Progressive Return Fund, Inc. (the "Issuer"). The principal executive offices of the Fund are located at 575 Lexington Avenue, New York, NY 10022.

	Ralph W. Bradshaw, Chairman and President
	Gary A. Bentz, Vice-President and Treasurer
	Thomas R. Westle, Secretary



ITEM 2.           IDENTITY AND BACKGROUND

(a) - (c) This Schedule 13D is being filed by Ronald G. Olin, an individual investor, who is an employee and principal owner of Deep Discount Advisors, Inc., and a general partner of Ron Olin Investment Management Co., One West Pack Square, Suite 777, Asheville, NC 28801.

(d) None

(e) None

(f) USA



ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Investment Funds



ITEM 4.           PURPOSE OF TRANSACTION

There has been no change in ownership of the issuer's shares by the reporting person since the last 13D filing. On November 11, 2003 a letter was sent by the reporting person to the issuer which is attached to this filing as "Exhibit A."



ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a) The Fund's Semi-Annual Report states that, as of the close of business on June 30, 2003, there were 1,159,507 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

   The Reporting Person is the beneficial owner of 480,016.9654 shares of Common Stock, which constitute approximately 41.4% of the outstanding shares of Common Stock.


(b) Power to vote and to dispose of the securities resides with Ronald G. Olin.


c) During the last 30 days, the following shares of Common Stock were acquired through open market purchases:

  Date		           Number of Shares		Price Per Share
----------			   -------------------	     -----------------
                                 None



ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
			WITH RESPECT TO SECURITIES OF THE ISSUER


None



ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT A:  Letter to Chairman of the Board of the Fund




                                   SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 11, 2003


                                         By: /s/ Ronald G. Olin
                                            ----------------------------
                                            Name: Ronald G. Olin


EXHIBIT A

RONALD G. OLIN
One West Pack Square, Suite 777
Asheville, NC  28801
(828) 255-4832  Fax: (828) 255-4834


November 11, 2003

Ralph W. Bradshaw, Chairman
Thomas Westle, Secretary
Progressive Return Fund, Inc.
383 Madison Avenue, 23rd Floor
New York, New York   10170

Dear Sirs:

As an investor with a substantial stake in the Progressive Return Fund (The
Fund), I would like to compliment the Board, the Adviser, and the Officers for the excellent work they have done in turning this Fund around and putting the interests of the shareholders first. As promised, you have focused on improving portfolio performance, reducing expenses, and utilizing the Fund's closed-end structure to maximize shareholder flexibility and returns.

The Fund's investment portfolio is up substantially this year, and the share price has done even better, as discounts to Net Asset Value (NAV) have disappeared. The adviser has voluntarily capped the total expense ratio at an exceptionally low level for a Fund this size, resulting in substantial waivers of advisory fees. And finally and most important, the Fund has crafted an innovative type of Managed Distribution Plan (MDP) which aligns the interests of the Board, the Adviser, and the Shareholders in a manner unprecedented in the closed-end fund industry.

While all this has been very well received by the Fund's shareholders, I would like to present for your consideration some cautionary comments and concerns as the Fund moves forward. They all have to do with the implementation and Continuation of the Managed Distribution Plan, which I wholeheartedly support.

In my opinion, this plan provides considerable flexibility and protection to The Fund's shareholders. Each shareholder has the choice of receiving a Substantial income stream in cash from his investment, or allowing it to be reinvested in additional Fund shares in a convenient and cost effective manner. Because of the significant cash flow promised by the Fund, I believe it to be unlikely that the share price will move back to large discounts to NAV. This provides the shareholders a degree of protection against a large discount, which is the biggest problem with closed-end funds as an investment vehicle. For this protection to be effective, the Fund's continued commitment to this Distribution plan is essential. I applaud the Fund's recent press release which states "the respective Boards of the Cornerstone Funds intend to maintain the total annual amount of their fixed distributions at or above the announced levels, regardless of current or future economic or market conditions."

However, there are three important considerations related to this distribution plan that I would like to bring to the Fund's attention.

SHAREHOLDER COMMUNICATION REGARDING DISTRIBUTIONS - It is very important that shareholders, especially new shareholders, understand the nature of the Fund's distributions. When the Fund's portfolio does well, the high pay-outs are earned and the investor's capital investment stays constant or increases. When the portfolio does not do well, part or all of the pay-outs may reduce the assets that continue to work for the investor. While it is the goal of the Fund to have its long-term investment returns exceed the amount of the distribution, there are no guarantees. If the Fund performs badly for a long period of time, the investor will simply be getting his money returned to him. While this is superior to the situation in other closed-end funds where the shareholders are "locked-in", it is never-the-less important that the Fund continually reminds shareholders of the nature and implications of this managed distribution plan. It does no one any good for naive investors to buy the Fund's shares thinking they are getting a "free lunch." Ultimately, the success of the investment will depend on portfolio performance. It is the job of the adviser to make sure that the Fund's portfolio continues to perform well, and it is the job of the Fund to make sure that the shareholders understand the importance of this.

MAINTAINING TAX EFFICIENT DISTRIBUTIONS - Like myself, many, if not most, of The Fund's shareholders are taxable entities. Dividends and capital gains are taxed at very advantageous rates relative to ordinary income. I believe it is incumbent on the Fund to strive to structure its operations to allow shareholders to continue to take advantage of this favorable tax treatment. This means that any reclassification of capital gains into ordinary income should be avoided at all costs. So long as total annual distributions are maintained at the promised level or higher, I believe the Fund should structure its pay-outs in a way to avoid such a reclassification, while continuing to adhere to appropriate investment company law.

SHAREHOLDER COMMUNICATION REGARDING SHARE COST BASIS - When part of the Fund's distribution is return of capital (ROC), no taxes are due at all on that part of the distribution. When the portfolio is appreciating at the same time that capital is returned, this is the "best of all worlds" for the investor. He is in effect receiving his return while deferring taxes. This is even better when a capital loss carry-forward is shielding realized capital gains, as this extends the deferral further. However, tax law requires that the cost basis of an investor's position be reduced by the amount of the return of capital. It has been my experience that brokerage reports and investor's records of transactions do not always reflect this adjustment to cost basis. Therefore, when shares are sold, investors utilizing these records are in effect cheating the government of rightful capital gain taxes by using an incorrect cost basis. While this may not be intentional, it is never-the-less wrong and illegal. I believe it is incumbent on the Fund to continually remind shareholders of this requirement, and to help facilitate proper tax treatment when shares are sold. For example, the Fund could assist shareholders through tables in annual
Reports which establish an historical record of the amounts and timing of any ROC distributions.

In summary, I would like to again commend the Fund for unselfishly taking actions that put shareholders first. I am hopeful that the above cautionary notes and observations will be of some value to the Fund's Board and adviser going forward.

Sincerely,


Ronald G. Olin